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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                        (Amendment No.           )<F1>



                       North American Watch Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  657209 20 1
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657209 20 1                 13G             Page 2 of 9 Pages


  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gedalio Grinberg

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) / /
                                                      (b) / /

  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                     5    SOLE VOTING POWER

    NUMBER OF             1,771,611
     SHARES
   BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
      EACH                73,690
    REPORTING
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH
                          1,771,611

                     8    SHARED DISPOSITIVE POWER

                          73,690

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,845,301


  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 52,300 shares held by Mr. Gedalio Grinberg's wife as to which shares Mr. Gedalio Grinberg disclaims beneficial ownership

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        40.3%

  12    TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 657209 20 1                 13G             Page 3 of 9 Pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Efraim Grinberg

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) / /
                                                      (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                     5    SOLE VOTING POWER

    NUMBER OF             229,070
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY
      EACH                269,031
   REPORTING
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH
                          229,070

                     8    SHARED DISPOSITIVE POWER

                          269,031

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        498,101

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        15.4%

  12    TYPE OF REPORTING PERSON*

        IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

          North American Watch Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          125 Chubb Avenue
          Lyndhurst, New Jersey  07071

Item 2(a) Name of Persons Filing:

          Gedalio Grinberg
          Efraim Grinberg

Item 2(b) Address of Principal Business Office or, if none, Residence:

          125 Chubb Avenue
          Lyndhurst, New Jersey  07071

Item 2(c) Citizenship:

          United States citizens.

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP No.:

          657209 20 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4    Ownership:

     (a)  Amount Beneficially Owned:

          Gedalio Grinberg:  1,845,301<F1> shares
          Efraim Grinberg:  498,101<F2>

     (b)  Percent of Class:

          Gedalio Grinberg:  40.3%
          Efraim Grinberg:  15.4%

     (c)  Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:

                    Gedalio Grinberg:  1,771,611 shares
                    Efraim Grinberg:  229,070 shares

             (ii)   Shared power to vote or to direct the vote:

                    Gedalio Grinberg:  73,690
                    Efraim Grinberg:  269,031

             (iii)  Sole power to dispose or to direct the disposition of:

                    Gedalio Grinberg:  1,771,611 shares
                    Efraim Grinberg:  229,070 shares

             (iv)   Shared power to dispose or to direct the disposition of:

                    Gedalio Grinberg:  73,690
                    Efraim Grinberg:  269,031


[FN]
<F1> This amount includes:  34,779 shares owned by the Grinberg Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard Silverstein are the directors and officers and as to which shares these three individuals have shared investment and voting power; and 38,911 shares held under the Company's Profit-Sharing Plan, the trustees for which are Messrs. G. Grinberg, E. Grinberg and William Diamond, all of whom have shared investment and voting power as to such shares. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by the Grinberg Foundation and the Company's Profit-Sharing Plan.

<F2> This amount includes:  an aggregate of 150,216 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr.
     E. Grinberg includes an aggregate of 230,120 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Silverstein with respect to the shares held by such trusts. Also includes 38,911 shares held under the Company's Profit-Sharing Plan, the trustees of which are Messrs. G. Grinberg, E. Grinberg and Diamond, all of whom have shared investment and voting power as to such shares.
     Mr. E. Grinberg disclaims beneficial ownership as to the 254,460 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the shares held under the Company's Profit-Sharing Plan.

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6    Ownership of More Than Five Percent on Behalf of Another
          Person:

          See Item 4

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

          Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1994

                                          /s/ Gedalio Grinberg

                                          Gedalio Grinberg




                                          /s/ Efraim Grinberg

                                          Efraim Grinberg

                                   EXHIBITS



Exhibit 1  Joint Filing Agreement

                                                                     Exhibit 1



                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:  February 11, 1994


                                          /s/ Gedalio Grinberg

                                          Gedalio Grinberg




                                          /s/ Efraim Grinberg

                                          Efraim Grinberg